                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    3    )*
                                          ---------

                               Frank E. Best, Inc
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock Par Value $1.00
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    086522109
           --------------------------------------------------------
                                 (CUSIP Number)

                                Russell C. Best,
                            c/o Frank E. Best, Inc.
                                P.O. Box 50444,
                             Indianapolis, IN  46250
                                 (317) 849-2250
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 15, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 086522109                   13D                 Page  2  of 12  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Russell C. Best--Social Security Number ###-##-####
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     BK,AF
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   317,365
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   317,365
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     317,365
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     53.0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 086522109                   13D                 Page  3  of 12  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Walter E. Best Company, Inc. -- EIN 35-1842918
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 086522109                   13D                 Page  4  of 12  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Best Lock Partnership -- EIN 35-1944678
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

     This Schedule relates to the class of common stock, having a par value of $1.00 per share, of Frank E. Best, Inc. (the "FEBI Shares"). The address of the principal executive offices of Frank E. Best, Inc. ("FEBI") is: P.O. Box 50444, Indianapolis, Indiana 46250.


ITEM 2.   IDENTITY AND BACKGROUND.

     The three persons jointly filing this amended statement pursuant to Reg.
Section 240.13d-1(f)(1) are Russell C. Best, Walter E. Best Company, Inc. and Best Lock Partnership.

     A.   INFORMATION RESPECTING RUSSELL C. BEST.

          1.   The person filing this statement is Russell C. Best ("Best").

          2.   His business address is P.O. Box 50444, Indianapolis, Indiana
               46250.

          3. Best is Chief Executive Officer of Best Lock Corporation, a corporation incorporated under the laws of Delaware. Best Lock Corporation's address is P.O. Box 50444, Indianapolis, Indiana 46250 and its principal business is the manufacture and sale of masterkeyed locking systems.

          4. During the last five years, Best has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          5. During the last five years, Best was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          6.   Best is a citizen of the United States of America.

     B.   INFORMATION RESPECTING WALTER E. BEST COMPANY, INC.

          1. The person filing this statement is Walter E. Best Company, Inc. ("WEBCO").

          2. WEBCO was incorporated under the laws of the State of Indiana. WEBCO is a holding company in the business of owning assets for investment purposes. The address of each of WEBCO's principal business and principal office is P.O. Box 50444, Indianapolis, Indiana 46250.

          3. During the last five years, WEBCO has not been convicted in a criminal proceeding of any type. Similarly, during the last five years, WEBCO was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     C.   INFORMATION RESPECTING EXECUTIVE OFFICERS AND DIRECTORS OF WEBCO.

          1. RUSSELL C. BEST. Russell C. Best is President and a director of WEBCO. For additional information regarding Russell C. Best, see
               Item 2.A., above.

          2. MARIEA L. BEST. Mariea L. Best is a director of WEBCO. Her business address is: c/o Walter E. Best Company, Inc., P.O. Box 50444, Indianapolis, Indiana 46250. She is a homemaker. During the last five years, Mariea L. Best has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a citizen of the United States of America.

          3. ROGER E. BEAVERSON. Roger E. Beaverson is Secretary/Treasurer of WEBCO. Roger E. Beaverson's business address is: c/o Walter E. Best Company, Inc., P.O. Box 50444, Indianapolis, Indiana 46250. He is Secretary/Treasurer of Best Lock Corporation. For information respecting Best Lock Corporation, see Item 2.A.3., above. During the last five years, Roger E. Beaverson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

     D.   INFORMATION RESPECTING BEST LOCK PARTNERSHIP

          1.   The person filing this statement is Best Lock Partnership
               ("BLP").

          2. BLP is an Indiana general partnership formed on February 13, 1995. BLP is a holding company in the business of owning assets for investment purposes. The address of each of BLP's principal business and principal office is P.O. Box 50444, Indianapolis, Indiana 46250.

          3. During the last five years, BLP has not been convicted in a criminal proceeding of any type. Similarly, during the last five years, BLP was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     E.   INFORMATION RESPECTING GENERAL PARTNERS OF BLP.

          1. RUSSELL C. BEST. Russell C. Best is a general partner of BLP. For additional information regarding Russell C. Best, see Item 2.A, above.

          2. WEBCO. WEBCO is a general partner of BLP. For information regarding WEBCO, see Item 2.B., above.

          3. BEST LOCK CORPORATION. BLC is a general partner of BLP. BLC's partnership interest is non-voting. For information regarding BLC, see Item 2.A.3., above.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 15, 1995, BLP purchased 16,365 FEBI shares for a total consideration of $480,476.40. The source of the funds used in making these purchases was a capital contribution by BLC, a general partner of BLP. The funds used by BLC in making its capital contribution were borrowed on an unsecured line of credit from Huntington National Bank, Indianapolis, Indiana. For information regarding Best Lock Corporation, see Item 2.A.3., above. On February 14, 1995, BLP acquired 2500 FEBI shares from Best and 185,188 shares from WEBCO as capital contributions to BLP.

ITEM 4.   PURPOSE OF TRANSACTION.

     BLP purchased additional common stock of FEBI from various former officers of BLC and their affiliates for the primary purpose of settling various disputes among the senior management of BLC, a lower tier subsidiary of FEBI.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     A.   INTEREST OF BEST.

          1. Best beneficially owns 317,365 FEBI Shares. He actually owns 113,311 shares in his own name. His wife, Mariea L. Best, owns 1 FEBI share. By virtue of his status as a voting general partner of BLP and his ownership of the 1,000 voting common shares of WEBCO (the other voting general partner of BLP), he beneficially owns an additional 204,053 FEBI Shares which are actually owned by BLP. The aggregate percentage of the FEBI Shares issued and outstanding which Best beneficially owns is approximately 53.0%.

          2. The number of FEBI Shares as to which Best has the sole power to vote or to direct the vote is 317,365. The number of FEBI Shares as to which Best has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which Best has the sole power to dispose is 317,365. The number of FEBI Shares as to which Best has a shared power to dispose is zero.

          3. Best has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days, other than the capital contribution of 2500 FEBI Shares to BLP by Best on February 13, 1995.

          4. Except for BLP as respects the 204,053 FEBI Shares which it actually owns and Mariea L. Best as respects the 1 FEBI Share which she actually owns, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FEBI Shares which Best beneficially owns.

     B.   INTEREST OF WEBCO.

          1. WEBCO beneficially owns 204,053 FEBI Shares. Although it actually owns no FEBI Shares directly, it beneficially owns the 204,053 FEBI Shares owned by BLP by virtue of its being a voting general partner of BLP. The aggregate percentage of the FEBI Shares issued and outstanding which WEBCO owns is approximately 34.1%.

          2. The number of FEBI Shares as to which WEBCO has the sole power to vote or to direct the vote is 204,053. The number of FEBI Shares as to which WEBCO has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which WEBCO has the sole power to dispose is 204,053. The number of FEBI Shares as to which WEBCO has a shared power to dispose is zero.

          3. WEBCO has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days, other than the capital contribution of 185,188 FEBI Shares to BLP by WEBCO on February 15, 1995.

          4. No other person is known to have the right to directly receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FEBI Shares which WEBCO beneficially owns through its status as a voting general partner of BLP. As the holder of all of the voting common shares of WEBCO, however, Russell C. Best has powers consistent with being the controlling shareholder of WEBCO.

     C.   INTEREST OF EXECUTIVE OFFICERS AND DIRECTORS OF WEBCO

          1. RUSSELL C. BEST, PRESIDENT AND DIRECTOR. See Item 5, Section A above.

          2.   MARIEA L. BEST, DIRECTOR.

               a. Mariea L. Best beneficially owns 1 FEBI Share, which is owned in her own name. The aggregate percentage of the FEBI Shares issued and outstanding which Mariea L. Best owns is approximately 0.0%.

               b. The number of FEBI Shares as to which Mariea L. Best has the sole power to vote or to direct the vote is 1. The number of FEBI Shares as to which Mariea L. Best has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which Mariea L. Best has the sole power to dispose is 1. The number of FEBI Shares as to which Mariea L. Best has a shared power to dispose is zero.

               c. Mariea L. Best has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days, other than the receipt by gift of 1 FEBI Share from Russell C. Best on February 15, 1995.

               d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FEBI Shares which Mariea L. Best beneficially owns.

          3.   ROGER E. BEAVERSON, SECRETARY/TREASURER.

               a. Roger E. Beaverson beneficially owns 2,726 FEBI Shares. He actually owns 2,726 shares in his own name. The aggregate percentage of the FEBI Shares issued and outstanding which Roger E. Beaverson owns is approximately 0.5%.

               b. The number of FEBI Shares as to which Roger E. Beaverson has the sole power to vote or to direct the votes is 2,726. The number of FEBI Shares as to which Roger E. Beaverson has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which Roger E. Beaverson has the sole power to dispose is 2,726. The number of FEBI Shares as to which Roger E. Beaverson has a shared power to dispose is zero.

               c. Roger E. Beaverson has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days.

               d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FEBI Shares which Roger E. Beaverson beneficially owns.

     D.   INTEREST OF BLP.

          1. BLP beneficially owns 204,053 FEBI Shares, all of which are owned directly. The aggregate percentage of the FEBI Shares issued and outstanding which BLP owns is approximately 34.1%.

          2. The number of FEBI Shares as to which BLP has the sole power to vote or to direct the vote is 204,053. The number of FEBI Shares as to which BLP has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which BLP has the sole power to dispose is 204,053. The number of FEBI Shares as to which BLP has a shared power to dispose is zero.

          3. BLP has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days, other than the purchase of 16,365 FEBI Shares on February 15, 1995, described above, the capital contribution of 185,188 FEBI Shares to BLP by WEBCO on February 14, 1995 and the capital contribution of 2500 FEBI Shares to BLP by Best on February 14, 1995.

          4. No other person is known to have the right to directly receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FEBI Shares which BLP beneficially owns.

     E.   INTEREST OF GENERAL PARTNERS OF BLP

          1.   RUSSELL C. BEST. See Item 5, Section A above.

          2.   WALTER E. BEST COMPANY, INC.  See Item 5, Section B above.

          3.   BEST LOCK CORPORATION.

               a. BLC beneficially owns no FEBI Shares, since it owns no FEBI Shares directly and its general partnership interest in BLP is nonvoting. The aggregate percentage of the FEBI Shares issued and outstanding which BLC beneficially owns is approximately 0.0%.

               b. The number of FEBI Shares as to which BLC has the sole power to vote or to direct the vote is zero. The number of FEBI Shares as to which BLC has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which BLC has the sole power to dispose is zero. The number of FEBI Shares as to which BLC has a shared power to dispose is zero.

               c. BLC has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days, other than the transactions by Best, WEBCO and BLP described above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the parties filing this Schedule, none of Best, WEBCO, any Executive Officer or Director of WEBCO, BLP, or any general partner of BLP is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to FEBI Shares which either Best, WEBCO or BLP beneficially owns, except for the following:

     All of the FEBI Shares which Best owns directly are pledged as security for a loan obtained by Best from BLC on May 18, 1994. A copy of the Loan Agreement with respect to such loan was filed as an Exhibit to an amended Schedule 13D filed by Best on May 31, 1994.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     A copy of the written agreement of Best, WEBCO and BLP relating to their joint filing of this statement as required by Reg. Section 240.13d-1(f), filed herewith, is incorporated herein by reference.

SIGNATURES.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date _________________________________      Date _______________________________


______________________________________      WALTER E. BEST COMPANY, INC.
Russell C. Best

                                        By: ____________________________________
                                            Russell C. Best, President


Date _________________________________

Best Lock Partnership

By: __________________________________
    Russell C. Best, General Partner
00200ddf.doc

                                    EXHIBIT I

                                    AGREEMENT

     We, Russell C. Best, Walter E. Best Company, Inc., an Indiana corporation ("WEBCO") and Best Lock Partnership, an Indiana General Partnership ("BLP"), hereby agree that the Schedule 13D to which this Agreement is an Exhibit, respecting the acquisition of additional common stock of Frank E. Best, Inc. by BLP, is to be filed jointly by us on behalf of all of us.

     This Agreement is intended to satisfy the requirements of Reg. Section 240.13d-1(f).

     We agree that we will jointly file any required amendments to this
Schedule 13D.

     Dated this ___ day of February, 1995.



                                        _____________________________________
                                        Russell C. Best




                                        WALTER E. BEST COMPANY, INC.



                                        By: __________________________________
                                            Russell C. Best, President




                                        BEST LOCK PARTNERSHIP



                                        By: __________________________________
                                            Russell C. Best, General Partner
00201ddf.doc
2/23/95